June 8, 2009

Via: Facsimile and EDGAR Securities and Exchange Commission Division of Corporate Finance Mail Stop 7010 100 F Street, NE Washington, D.C. 20549 Attention: Douglas Brown

Re:

Responses to the Securities and Exchange Commission
Staff Comments made orally on June 8, 2009, regarding
Timberline Resources Corporation
Amendment No. 3 to Registration Statement on Form S-1
Filed June 2, 2009
Form 10-Q for the Quarter Ended March 31, 2009
Filed May 15, 2009
File No. 333-157607

Ladies and Gentlemen:

Timberline Resources Corporation (the “Company”) hereby respectfully submits this letter as response to the staff’s oral comments set forth in a conversation with Jill Davis and Jennifer O’Brien on June 8, 2009 regarding the above-referenced Form S-1 (File No. 333-157607) and Form 10-Q (File No. 001-34055) for the Company.

The Company acknowledges the verbal comments of Ms. Davis and Ms. O’Brien regarding the valuation used by the Company to record the issuance of 535,652 shares of the Company’s common stock during the quarter ended March 31, 2009.  After additional consideration, the Company recognizes that the transaction to record the value of the 535,652 shares issued should have been made using the fair market value of the Company’s common stock on the day of the agreement.  The closing share price of the Company’s stock on the agreement date, February 10, 2009, was $0.36 per share.  Had the transaction been valued at $0.36 per common share rather than the $0.46 per common share used in the Company’s financial statements, interest expense for the three months and six months ending March 31, 2009 would have been reduced by $53,565.

June 8, 2009

Had this transaction been booked at the closing share price on February 10, 2009, the net loss of the Company would have been reduced by approximately 5% and 1% for the three months and six months ending March 31, 2009, respectively.  Considering the relatively small magnitude of this error to the consolidated statement of operations for the three months and six months ended March 31, 2009, we believe that the judgment of a reasonable person would not be changed or influenced by this error.

Based on this analysis it is management’s conclusion that the change is not material and that a restatement of previously issued financial statements is not necessary.

Closing Comments

The Company affirms the aforementioned statements.

The Company acknowledges that:

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the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

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staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filings; and

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the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any persons under the federal securities laws of the United States.

If you should have any questions regarding these responses, please do not hesitate to contact our legal counsel, Dorsey & Whitney LLP, attention Jason Brenkert at 303-352-1133.

Sincerely,

Timberline Resources, Inc.

/s/ Randal L. Hardy

Mr. Randal L. Hardy

Chief Executive Officer